Exhibit 99.2

Fortuna Updates Mineral Reserves and Mineral Resources

Vancouver, March 26, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2019 for the Caylloma Mine located in Peru and the San Jose Mine located in Mexico and reiterates the Mineral Reserve and Mineral Resource estimate as of March 31, 2019 for the Lindero Project located in Argentina.

Jorge A. Ganoza, President and CEO, commented: “Our infill drill program at Caylloma was successful at replenishing the majority of Mineral Reserves mined in 2019 with higher grade mineralized material.” Mr. Ganoza continued, “At San Jose, upgrading through infill drilling proved more challenging, as mining is transitioning from the central Stockwork zone to the Trinidad North area where mineralization tends to be narrower and more variable in nature. As the mineralization style changes, the operation is implementing various initiatives, such as pillar recovery and narrow vein mining methods, to optimize mineral extraction.”

Highlights of Mineral Reserve and Mineral Resource Update

•	Combined Proven and Probable Mineral Reserves for the Caylloma and San Jose mines are reported at 6.4 Mt containing 37.2 Moz silver and 220 koz gold, representing year-over-year decreases of 18 percent and 19 percent in contained silver and gold ounces, respectively

•	Combined Inferred Mineral Resources for the Caylloma and San Jose mines are reported at 7.9 Mt containing an estimated 30.9 Moz silver and 168 koz gold, reflecting a year-over-year decrease of 6 percent in contained silver ounces and no change in reported gold ounces

•	Lindero Proven and Probable Mineral Reserves are reported at 84.2 Mt containing 1.7 Moz of gold. Inferred Resources are reported at 8.6 Mt containing 106 koz of gold (refer to Fortuna news release dated April 4, 2019)

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Proven	99	101	0.34	2.19	3.09	0.3	1
		Probable	2,361	80	0.20	2.41	3.86	6.1	15
		Proven + Probable	2,460	81	0.21	2.41	3.83	6.4	16
	San Jose, Mexico	Proven	232	311	2.12	N/A	N/A	2.3	16
		Probable	3,704	239	1.58	N/A	N/A	28.5	188
		Proven + Probable	3,936	243	1.61	N/A	N/A	30.8	204
	Total	Proven + Probable	6,396	181	1.07	N/A	N/A	37.2	220
Gold Mine	Lindero, Argentina	Proven	25,352	N/A	0.76	N/A	N/A	0.0	618
		Probable	58,875	N/A	0.58	N/A	N/A	0.0	1,096
		Proven + Probable	84,226	N/A	0.63	N/A	N/A	0.0	1,714
Total		Proven + Probable						37.2	1,934

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Measured	681	110	0.37	1.96	3.28	2.4	8
		Indicated	1,671	104	0.31	1.56	2.96	5.6	17
		Measured + Indicated	2,352	106	0.33	1.67	3.06	8.0	25
	San Jose, Mexico	Measured	17	104	0.80	N/A	N/A	0.1	0
		Indicated	538	105	0.70	N/A	N/A	1.8	12
		Measured + Indicated	555	105	0.70	N/A	N/A	1.9	13
	Total	Measured + Indicated	2,907	106	0.40	N/A	N/A	9.9	37
Gold Mine	Lindero, Argentina	Measured	2,092	N/A	0.55	N/A	N/A	0.0	37
		Indicated	16,774	N/A	0.49	N/A	N/A	0.0	265
		Measured + Indicated	18,866	N/A	0.50	N/A	N/A	0.0	302
Total		Measured + Indicated						9.9	339

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Inferred	4,056	112	0.37	2.58	4.00	14.6	48
	San Jose, Mexico	Inferred	3,889	131	0.96	N/A	N/A	16.3	120
	Total	Inferred	7,945	121	0.66	N/A	N/A	30.9	168
Gold Mine	Lindero, Argentina	Inferred	8,600	N/A	0.38	N/A	N/A	0.0	106
Total		Inferred						30.9	274

1. Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

2. Mineral Resources are exclusive of Mineral Reserves

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4. Factors that could materially affect the reported Mineral Resources or Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate

5. Mineral Resources and Mineral Reserves are estimated as of September 25, 2019 for the San Jose Mine and as of June 30, 2019 for the Caylloma Mine and reported for both mines as of December 31, 2019 taking into account production-related depletion for the period through December 31, 2019. Mineral Resources and Mineral Reserves for Lindero are estimated and reported as of March 31, 2019

6. Mineral Reserves for the San Jose Mine are based on underground mining within optimized stope designs using an estimated NSR break-even cut-off grade of US$64.54/t, equivalent to 138 g/t Ag Eq based on assumed metal prices of US$17/oz Ag and US$1,380/oz Au; estimated metallurgical recovery rates of 91 % for Ag and 90 % for Au and mining costs of US$33.24/t; processing costs of US$17.12/t; and other costs including distribution, management, community support and general service costs of US$15.18/t based on actual operating costs. Mining recovery is estimated to average 91% and mining dilution 11%. Mineral Resources are reported at a 110 g/t Ag Eq cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices. Proven and Probable Mineral Reserves include 2.36 Mt containing 20.4 Moz of silver and 124 koz of gold reported at a 142 g/t Ag Eq cut-off grade, in addition to Inferred Resources totaling 2.71 Mt containing 10.9 Moz of silver and 78 koz of gold reported at a 110 g/t Ag Eq cut-off grade, located in the Taviche Oeste concession and subject to a 2.5 % royalty

7. Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on the proposed mining method for extraction including; mechanized (breasting) at US$ 85.26/t; mechanized (enhanced) at US$ 78.90/t; and semi-mechanized at US$ 86.03/t using assumed metal prices of US$17/oz Ag, US$1,380/oz Au, US$2,170/t Pb and US$2,590/t Zn; metallurgical recovery rates of 84 % for Ag, 25 % for Au, 91 % for Pb and 90 % for Zn with the exception of the Ramal Piso Carolina vein that uses a metallurgical recovery rate of 75 % for Au. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2018 through June 2019. Mining recovery is estimated to average 93 % with mining dilution ranging from 10 % to 22 % depending on the mining methodology. Mineral Resources are reported at an NSR cut-off grade of US$65/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) based on the same parameters used for reserves, and a 15% upside in metal prices and US$135/t for veins classified as narrow (all other veins) based on narrow vein mining methods

8. Mineral Reserves for Lindero are reported based on open pit mining within a designed pit shell for variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100% and mining dilution 0%. The cut-off grades and pit design are considered appropriate based on long term gold prices of US$1,320/oz, estimated mining costs of US$1.28 per tonne of material, total processing and process G&A costs of US$8.29 per tonne of ore, and refinery costs net of pay factor of US$6.90 per ounce gold. Lindero Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade based on the same parameters used for reserves and a 15% upside in metal prices

9. Eric Chapman, P. Geo. (APEGBC #36328) is the Qualified Person for Mineral Resources and Amri Sinuhaji (APEGBC #48305) is the Qualified Person for Mineral Reserves, both being employees of Fortuna Silver Mines Inc.

10. Totals may not add due to rounding procedures

11. N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2019, the San Jose Mine has Proven and Probable Mineral Reserves of 3.9 Mt containing 30.8 Moz of silver and 204 koz of gold, in addition to Inferred Resources of 3.9 Mt containing a further 16.3 Moz of silver and 120 koz of gold.

Year-over-year, Mineral Reserves decreased 24 percent in terms of tonnes and 21 percent in contained silver and gold ounces after net changes resulting from production-related depletion and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a limited infill drill program focused primarily on the Stockwork zones. Silver grade increased 3 percent and gold grade increased 4 percent to 243 g/t and 1.61 g/t, respectively due to an increase in the break-even cut-off grade from 134 g/t to 138 g/t Ag Eq.

Measured and Indicated Resources tonnes exclusive of Mineral Reserves increased slightly year-over-year from 0.3 Mt to 0.5 Mt due primarily to the change in the breakeven cut-off grade for reserves.

Year-over-year, Inferred Resources increased 61 percent in terms of tonnes and 7 percent in contained silver and gold ounces. Silver and gold grades decreased by 33 percent. The net variation is due to reductions resulting from the upgrading of high-grade Inferred Resources related to infill drilling in the Stockwork zones counteracted by exploration drilling discovering new resources in the Victoria mineralized zone.

Caylloma Mine, Peru

As of December 31, 2019, the Caylloma Mine has Proven and Probable Mineral Reserves of 2.5 Mt containing 6.4 Moz of silver and 16 koz of gold, in addition to Inferred Resources of 4.1 Mt containing 14.6 Moz of silver and 48 koz of gold.

Year-over-year, Mineral Reserve tonnes decreased by 6 percent, while silver grade increased 5 percent to 81 g/t, lead grade increased 14 percent to 2.41%, and zinc grade increased 4 percent to 3.83%. Changes are primarily due to mining related depletion and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a successful infill drill program focused primarily on the Animas NE vein.

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, increased by 9 percent year-over-year to 2.4 Mt.

Inferred Resources tonnes decreased by 1.3 Mt or 24 percent year-over-year. Silver, lead, and zinc grades increased 10 percent, 8 percent, and 4 percent, respectively. The decrease in Inferred Mineral Resources is primarily due to a successful infill drill program of the Animas NE vein resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves coupled with an increase in cut-off value from US$50/t to US$65/t for the reporting of resources in wide veins.

Lindero Project, Argentina

The Lindero Project has Proven and Probable Mineral Reserves of 84.2 Mt containing 1.7 Moz of gold, in addition to Inferred Resources of 8.6 Mt containing 106 koz of gold (refer to Fortuna news release dated April 4, 2019) .

Qualified Person

Mr. Eric Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold mine, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company's plans for its mine sand mineral properties; the Company’s business strategy, plans and outlooks; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; the Company’s ability to convert inferred mineral resources to indicated mineral resources and to convert mineral resources to mineral reserves; timelines; production at the mines, the future financial or operating performance of the Company; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the estimates of expected or anticipated economic returns from the Company’s mining operations including future sales of metals, concentrate or other products produced by the Company; the Company’s ability to achieve its production and cost guidance; capital expenditures at the Company’s operations; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “expected”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, risks inherent in mineral exploration; the reliability of Mineral Resource and Mineral Reserve estimates; uncertainties inherent in the estimation of Mineral Reserves, Mineral Resources, and metal recoveries; the Company’s ability to replace mineral reserves; changes to current estimates of mineral reserves and resources; changes to production estimates; changes in general economic conditions and financial markets; uncertainty of production, development plans and cost estimates for the Caylloma Mine, the San Jose Mine and the Lindero Project; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; market risks related to the sale of the Company’s concentrates and metals; future development risks, the Company’s ability to obtain adequate financing for further exploration and development programs and opportunities; governmental and other approvals; the ability to obtain necessary licences and permits; claims and legal proceedings, including adverse rulings in litigation against the Company; challenges to the title to the Company’s properties; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the accuracy of the Company’s current mineral resource and reserve estimates; mine production costs; expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. While the SEC recognizes the reporting of mineral deposits which do not meet the Industry Standard Guide 7 definition of “reserve” as of February 25, 2019, the effective adoption of the Modernization of Property Disclosures for Mining Registrants, such rules are not required to be compiled with until the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.